Exhibit 99.1

Consolidated Financial Statements

(Expressed in thousands of Canadian Dollars, except per share amounts)

MEDICURE INC.

Year ended December 31, 2019

MANAGEMENT REPORT

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Medicure Inc. (the “Company”). Management is responsible for the information and representations contained in these consolidated financial statements.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The significant accounting policies, which management believes are appropriate for the Company, are described in note 3 to these consolidated financial statements. The Company maintains a system of internal control and processes intended to provide reasonable assurance that assets are safeguarded and to ensure that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving these consolidated financial statements and overseeing management’s performance of its financial reporting responsibilities. An Audit Committee of non-management Directors is appointed by the Board. The Audit Committee reviews the consolidated financial statements, audit process and financial reporting with management and with the external auditors and reports to the Board of Directors prior to the approval of the audited consolidated financial statements for publication.

PricewaterhouseCoopers LLP, the Company’s external auditors for the year ended December 31, 2019, who are appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements as at and for the years ended December 31, 2019 and 2018. Ernst & Young LLP, the Company’s external auditors for the year ended December 31, 2017, who were appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements for the year ended December 31, 2017. The reports of PricewaterhouseCoopers LLP and Ernst & Young LLP follow.

/s/ Albert Friesen	/s/ James Kinley

Dr. Albert D. Friesen	Mr. James F. Kinley CPA CA
Chief Executive Officer	Chief Financial Officer

April 15, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Medicure Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Medicure Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of net (loss) income and comprehensive (loss) income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

PricewaterhouseCoopers LLP
One Lombard Place, Suite 2300, Winnipeg, Manitoba, Canada R3B 0X6
T: +1 204 926 2400, F: +1 204 944 1020

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Winnipeg, Canada April 15, 2020

We have served as the Company's auditor since 2018.

Report of independent registered public accounting firm

To the Shareholders of

Medicure Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Medicure Inc. [the “Company”], which comprise the consolidated statement of net income and comprehensive income, changes in equity and cash flows for the year ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial performance of the Company and its consolidated cash flows for the year ended December 31, 2017, in accordance with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) [“PCAOB”]. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We served as the Company’s auditor from 2013 to 2017.

Winnipeg, Canada	Chartered Professional Accountants
May 1, 2018

Consolidated Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

As at December 31	Note	2019	2018
Assets
Current assets:
Cash and cash equivalents		$12,965	$24,139
Short-term investments		—	47,747
Accounts receivable	6	10,216	10,765
Inventories	7	6,328	4,239
Prepaid expenses		1,855	2,697
Total current assets		31,364	89,587
Non-current assets:
Property, plant and equipment	4 & 8	1,282	316
Intangible assets	9	9,599	1,705
Holdback receivable	5 & 10	—	11,909
Other assets		39	117
Deferred tax assets	14	—	127
Total non-current assets		10,920	14,174
Total assets		$42,284	$103,761
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$9,384	$14,377
Current portion of royalty obligation	12	872	1,496
Current portion of acquisition payable	9	649	—
Current income taxes payable	14	517	1,058
Current portion of lease obligation	4	240	—
Total current liabilities		11,662	16,931
Non-current liabilities
Royalty obligation	12	1,176	2,035
Acquisition payable	9	1,655	—
Lease obligation	4	849	—
Other long-term liabilities	5 & 10	—	1,201
Total non-current liabilities		3,680	3,236
Total liabilities		15,342	20,167
Equity:
Share capital	13(b)	85,364	122,887
Warrants	13(d)	1,949	1,949
Contributed surplus		8,028	7,628
Accumulated other comprehensive income		(5,751)	1,268
Deficit		(62,648)	(50,138)
Total Equity		26,942	83,594
Total liabilities and equity		$42,284	$103,761
Commitments and contingencies	16(a) & 16(d)
Subsequent events	22

On behalf of the board

"Dr. Albert D. Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements

1

Consolidated Statements of Net (Loss) Income and Comprehensive (Loss) Income

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note	2019	2018	2017
Revenue, net
Product sales, net		$20,173	$29,109	$27,133
Cost of goods sold	7 & 9	7,272	4,152	3,465
Gross profit		12,901	24,957	23,668

Expenses
Selling		13,399	15,580	11,515
General and administrative		3,395	3,922	3,353
Research and development		4,349	6,681	5,148
		21,143	26,183	20,016

Other expense (income):
Revaluation of holdback receivable	10	3,623	1,473	(83)
Impairment loss on intangible assets	9	6,321	—	636
		9,944	1,473	553
Finance (income) costs:
Finance (income) expense, net	15	(1,115)	(1,061)	837
Foreign exchange (gain) loss, net		2,570	(6,461)	(175)
		1,455	(7,522)	662
Net (loss) income before income taxes		$(19,641)	$4,823	$2,437
Income tax (expense) recovery
Current	14	(22)	(678)	9,393
Deferred	14	(123)	(219)	(333)
		(145)	(897)	9,060
Net (loss) income before discontinued operations		$(19,786)	$3,926	$11,497
Net income from discontinued operations, net of tax	5	—	—	31,924
Net (loss) income		$(19,786)	$3,926	$43,421
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries:
Continuing operations		(683)	595	(30)
Discontinued operations		—	—	21
Item that will not be reclassified to profit and loss
Revaluation of investment in Sensible Medical at FVOCI	11	(6,336)	—	—
Comprehensive (loss) income		$(26,805)	$4,521	$43,412

(Loss) earnings per share from continuing operations
Basic	13(e)	$(1.32)	$0.25	$0.74
Diluted	13(e)	$(1.32)	$0.24	$0.63

Earnings per share from discontinued operations
Basic	13(e)	$—	$—	$2.04
Diluted	13(e)	$—	$—	$1.76

(Loss) earnings per share
Basic	13(e)	$(1.32)	$0.25	$2.78
Diluted	13(e)	$(1.32)	$0.24	$2.39

See accompanying notes to the consolidated financial statements

2

Consolidated Statements of Changes in Equity

(expressed in thousands of Canadian dollars, except per share amounts)

		Attributable to shareholders of the Company
Note		Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2018		$122,887	$1,949	$7,628	$1,268	$(50,138)	$83,594	$—	$83,594
Net loss for the year ended December 31, 2019		—	—	—	—	(19,786)	(19,786)	—	(19,786)
Other comprehensive income for the year ended December 31, 2019		—	—	—	(7,019)	—	(7,019)	—	(7,019)

Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	13(b)	(5,955)	—	—	—	1,810	(4,145)	—	(4,145)
Buy-back of common shares under substantial issuer bid	13(b)	(31,605)	—	—	—	5,466	(26,139)	—	(26,139)
Stock options exercised	13(c)	37	—	(17)	—	—	20	—	20
Share-based compensation	13(c)	—	—	417	—	—	417	—	417
Total transactions with owners		(37,523)	—	400	—	7,276	(29,847)	—	(29,847)
Balance, December 31, 2019		$85,364	$1,949	$8,028	$(5,751)	$(62,648)	$26,942	$—	$26,942

(continued on next page)

See accompanying notes to the consolidated financial statements

3

Consolidated Statements of Changes in Equity (continued)

(expressed in thousands of Canadian dollars, except per share amounts)

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2017		$125,734	$1,949	$6,897	$673	$(54,544)	$80,709	$—	$80,709
Net income for the year ended December 31, 2018		—	—	—	—	3,926	3,926	—	3,926
Other comprehensive income for the year ended December 31, 2018		—	—	—	595	—	595	—	595
Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	13(b)	(3,501)	—	—	—	480	(3,021)	—	(3,021)
Stock options exercised	13(c)	654	—	(291)	—	—	363	—	363
Share-based compensation	13(c)	—	—	1,022	—	—	1,022	—	1,022
Total transactions with owners		(2,847)	—	731	—	480	(1,636)	—	(1,636)
Balance, December 31, 2018		$122,887	$1,949	$7,628	$1,268	$(50,138)	$83,594	$—	$83,594

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2016		$124,700	$2,021	$6,756	$682	$(97,965)	$36,194	$2,090	$38,284
Net income for the year ended December 31, 2017		—	—	—	—	43,421	43,421	—	43,421
Other comprehensive loss for the year ended December 31, 2017		—	—	—	(9)	—	(9)	—	(9)
Disposition of non-controlling interests		—	—	—	—	—	—	(2,090)	(2,090)
Transactions with owners, recorded directly in equity
Stock options exercised	13(c)	870	—	(350)	—	—	520	—	520
Warrants exercised	13(d)	164	(72)	—	—	—	92	—	92
Share-based compensation	13(c)	—	—	491	—	—	491	—	491
Total transactions with owners		1,034	(72)	141	—	—	1,103	—	1,103
Balance, December 31, 2017		$125,734	$1,949	$6,897	$673	$(54,544)	$80,709	$—	$80,709

See accompanying notes to the consolidated financial statements

4

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note	2019	2018	2017
Cash (used in) provided by:
Operating activities:
Net (loss) income from continuing operations for the year		$(19,786)	$3,926	$11,497
Net income from discontinued operations for the year	5	—	—	31,924
		(19,786)	3,926	43,421
Adjustments for:
Gain on sale of Apicore	5	—	—	(55,254)
Current income tax expense (recovery)	14	22	678	(9,393)
Deferred income tax expense (recovery)	14	123	219	(1,514)
Impairment of intangible assets	9	6,321	—	636
Impairment of property, plant and equipment	8	95	—	—
Revaluation of holdback receivable	10	3,623	1,473	(83)
Amortization of property, plant and equipment	8	485	103	1,173
Amortization of intangible assets	9	1,438	196	6,634
Share-based compensation	13(c)	417	1,022	623
Write-down of inventories	7	1,983	95	385
Finance (income) expense, net	15	(1,115)	(1,061)	837
Unrealized foreign exchange (gain) loss		362	(5,323)	271
Change in the following:
Accounts receivable		(318)	(1,341)	(3,713)
Inventories		(4,072)	(1,259)	145
Prepaid expenses		842	(1,793)	77
Other assets		78	—	33
Accounts payable and accrued liabilities		(4,992)	7,132	48,398
Deferred revenue		—	—	(621)
Other long-term liabilities		—	—	77
Interest received (paid), net	15	1,685	255	(7,486)
Income taxes paid	14	(477)	(2,041)	(894)
Royalties paid	12	(1,355)	(1,539)	(1,829)
Cash flows (used in) from operating activities		(14,641)	742	21,923
Investing activities:
Investment in Sensible Medical	11	(6,337)	—	—
Proceeds from Apicore Sale Transaction	5	—	65,235	89,720
Receipt of holdback receivable funds	10	6,719	—	—
Redemptions (purchase) of short-term investments		47,747	(44,100)	—
Acquisition of Class C common shares of Apicore	5	—	—	(31,607)
Acquisition of Class E common shares of Apicore	5	—	—	(2,641)
Acquisition of property, plant and equipment	8	(186)	(197)	(1,195)
Acquisition of intangible assets	9	(13,660)	(1,281)	(127)
Cash flows from investing activities		34,283	19,657	54,150

(continued on next page)

See accompanying notes to the consolidated financial statements

5

Consolidated Statements of Cash Flows (Continued)

(expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31	Note	2019	2018	2017
Financing activities:
Repurchase of common shares under substantial issuer bid	13(b)	(26,139)	—	—
Repurchase of common shares under normal course issuer bid	13(b)	(4,145)	(3,021)	—
Proceeds from exercise of stock options	13(c)	20	363	520
Proceeds from exercise of Apicore stock options	13(c)	—	—	422
Proceeds from exercise of warrants	13(d)	—	—	92
Repayment of long-term debt		—	—	(75,181)
Repayment of note payable to Apicore	5	—	—	(18,507)
Increase in short-term borrowings		—	—	162
Decrease in cash held in escrow		—	—	12,809
Finance lease payments		—	—	(102)
Payment of due to vendor	5	—	—	(3,186)
Cash flows used in financing activities		(30,264)	(2,658)	(82,971)
Foreign exchange (loss) gain on cash held in foreign currency		(552)	1,138	(108)
(Decrease) increase in cash		(11,174)	18,879	(7,006)
Cash and cash equivalents, beginning of period		24,139	5,260	12,266
Cash and cash equivalents, end of period		$12,965	$24,139	$5,260

See accompanying notes to the consolidated financial statements

6

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

On September 30, 2019 the Company acquired ownership of ZYPITAMAGTM from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, the Company previously had acquired U.S. marketing rights with a profit-sharing arrangement on December 14, 2017. With this acquisition the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAGTM. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM was made available in retail pharmacies throughout the United States.

On January 28, 2019, the Company became the exclusive marketing partner for the ReDS™ point of care system (“ReDS™”) in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure.

The Company’s ongoing research and development activities include the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products. The Company continues to seek to acquire or license additional cardiovascular products.

During 2017, the Company, through Apicore, was involved in the manufacturing, development, marketing, and selling of Active Pharmaceutical Ingredients (“API”) to generic pharmaceutical customers and providing custom synthesis for early phase pharmaceutical research of branded products. Through these subsidiaries, the Company also participated in collaborations with other parties in the research and development stages of specific products. In October 2017 and January 2018, respectively, the Company sold its interests in Apicore’s U.S. business and Apicore’s Indian business and the Company no longer participates in this line of business.

2.	Basis of preparation of financial statements

(a)	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on April 15, 2020.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.
•	Financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value.
•	Financial instruments at fair value through other comprehensive income (“FVOCI”) are measured at fair value.

7

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

2.	Basis of preparation of financial statements (continued)

(c)	Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand dollar except where indicated otherwise. The Company has rounded comparative figures, which were previously presented as rounded to the nearest dollar, to the nearest thousand dollar to conform to current year presentation. Additionally, certain of the comparative figures have been reclassified to conform with the current year presentation, namely for the current year presentation selling expenses have been presented separately from general and administration expenses on the statements of net (loss) income and comprehensive (loss) income.

(d)	Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2019:

•	Note 3(c)(i): The valuation of the investment in Sensible Medical
•	Note 3(c)(iii): The valuation of the royalty obligation
•	Note 3(e): The provisions for returns, chargebacks, rebates and discounts
•	Note 3(j): The measurement of intangible assets
•	Note 3(p): The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions
3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee and when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., Medicure U.S.A. Inc., Medicure Mauritius Limited, Medicure Pharma Europe Limited and Apigen Investments Limited. Additionally, the December 31, 2017 comparative figures include, from the date of acquisition (note 5), the accounts of subsidiaries that are controlled by the Company including, Apicore Inc., Apicore US LLC, Apicore LLC and Apicore Pharmaceuticals Private Limited. These additional subsidiaries were classified as discontinued operations for 2017 and Apicore Inc. and Apicore US LLC were sold during 2017 as described in note 5. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

8

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(b)	Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The results and financial position of the Company's foreign operations that have a functional currency different from the Company’s functional and presentation currency are translated into Canadian dollars as follows:

(i) assets and liabilities of foreign operations are translated at the closing rate at the date of the consolidated statement of financial position;

(ii) revenue and expenses of foreign operations for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenue and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences for foreign operations are recognized in other comprehensive income in the cumulative translation account.

When a foreign operation is disposed of, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of net income and comprehensive income, as part of the gain or loss on sale where applicable.

(c)	Financial instruments

(i)	Financial Assets

Initial recognition and measurement

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) FVOCI; or (iii) FVTPL. Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocably designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and cash equivalents, short-term investments and accounts receivable are classified within this category.

9

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

(c)	Financial instruments (continued)

Financial assets at FVTPL

Financial assets measured at FVTPL are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of net (loss) income. The holdback receivable was classified within this category.

Financial assets at FVOCI

Financial assets measured at FVOCI are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of comprehensive (loss) income. The Investment in Sensible Medical was classified within this category.

(ii) Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when the contractual rights to receive cash flows from the asset have expired; or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(iii) Financial liabilities

Initial recognition and measurement

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified. The Company’s financial liabilities are accounts payable and accrued liabilities, royalty obligation and acquisition payable which are recognized on an amortized cost basis.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which was dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The acquisition payable was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining an appropriate discount rate.

(iv) Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(v) Fair value of financial instruments

Fair value is determined based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. Typically, fair value is determined by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgement is required through determining the valuation technique to apply, the valuation techniques such as discounted cash flow analysis and selecting inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value.

10

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

(c)	Financial instruments (continued)

(vi) Transaction costs

Transaction costs for all financial instruments measured at amortized cost, the transaction costs are included in the initial measurement of the financial asset or financial liability and are amortized using the effective interest rate method over a period that corresponds with the term of the financial instruments. Transaction costs for financial instruments classified as FVTPL are recognized as an expense in professional fees, in the period the cost was incurred.

(vii) Embedded Derivatives

For financial liabilities measured at amortized cost, under certain conditions, an embedded derivative must be separated from its host contract and accounted for as a derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. For financial assets at FVTPL, any embedded derivatives are not separated from its host contract.

(d)	Impairment of financial assets

An “expected credit loss” impairment model applies to financial assets which requires a loss allowance to be recorded on financial assets measured at amortized cost based on their expected credit losses. An estimate is made to determine the present value of future cash flows associated with the asset, and if required, an impairment loss is recorded. The impairment loss reduces the carrying value of the impaired financial asset to the value of the estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate is recorded either directly or through the use of an allowance account and the resulting impairment loss is recorded in profit or loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(e)	Revenue from contracts with customers

The Company has three commercially available products that generated revenue for the year ended December 31, 2019, AGGRASTAT®, ZYPITAMAG™ and ReDSTM (the “Products”) which it sells to United States customers. AGGRASTAT® and ZYPITAMAG™ are sold to wholesalers for resale; with AGGRASTAT® primarily being sold by the wholesalers to hospitals, while ZYPITAMAG™ is primarily sold by wholesalers to pharmacies. The Company sells ReDSTM directly to end users. Revenue from the sale of AGGRASTAT® and ZYPITAMAG™ is recognized upon the receipt of goods by the wholesaler, the point in time in which title and control of the transferred goods pass from the Company to the wholesale customer. At this point in time, the wholesaler has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the wholesaler’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the wholesaler in accordance with the terms of the sale. Revenue from the sale of ReDSTM is recognized upon the receipt of goods by the end user, the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to benefit from the product, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been shipped to the customer and the customer has accepted the products in accordance with the terms of the sale.

Sales are made subject to certain discounts available for prompt payment, volume discounts, rebates or chargebacks. Revenue from these sales is recognized based on the price specified per the pricing terms of the sales invoices, net of the estimated discounts, rebates or chargebacks. Variable consideration is based on historical information, using the expected value method. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A liability is included within accounts payable and accrued liabilities and is measured for expected payments that will be made to the customers for the discounts in which they are entitled. Sales do not contain an element of financing as sales are made with credit terms within the normal operating cycle of the date of the invoice, which is consistent with market practice.

11

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

(f)	Cash and cash equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried and classified at amortized cost.

(g)	Short-term investments

The Company considers all liquid investments purchased with a maturity greater than three months and less than one year at acquisition to be short-term investments, which are carried and classified at amortized cost.

(h)	Inventories

Inventories consist of unfinished product (raw material in the form of API and packaging materials) and finished commercial product, which are available for sale and are measured at the lower of cost and net realizable value.

The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. When the circumstances that previously caused inventories to be written down below cost no longer exist, or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

(i)	Property plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated amortization and accumulated impairment losses and reversals. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of net (loss) income and comprehensive (loss) income in the period in which they are incurred.

(ii)	Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property, plant and equipment in a manner that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate
Computers, office equipment, furniture and fixtures	Straight-line	20% to 25%
Leasehold improvements	Straight-line	Term of lease
ReDSTM demonstration units	Straight-line	33%
Right of use assets	Straight-line	Term of lease

Amortization methods, useful lives and residual values are reviewed at each period end and adjusted if appropriate.

12

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued

(j)	Intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Licenses are amortized on a straight-line basis over the contractual term of the acquired license. Patents and drug approvals are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter.

Amortization on licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net (loss) income and comprehensive (loss) income.

(k)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct research and development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

(l)	Government assistance

Government assistance, in the form of grants, is recognized at fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property, plant and equipment is deducted from the cost of the related property, plant and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures ("SR&ED") incurred directly by the Company are recognized in the period the qualifying expenditure is made, provided there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

13

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(m)	Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired. An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. Impairment losses are recognized in net income and comprehensive income. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, an appropriate valuation model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

For assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill are not reversed in future periods.

(n)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For share-based payment arrangements with non-employees, the expense is recorded over the service period until the options vest. Once the options vest, services are deemed to have been received.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee as measured at the date of modification.

14

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(n)	Employee benefits (continued)

(ii)	Share-based payment transactions (continued)

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award (being the total expense as calculated at the grant date) is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original awards.

(o)	Finance income and finance costs

Finance costs comprise interest expense on borrowings which are recognized in net income and comprehensive income using the effective interest rate method, accretion on the royalty obligation, prepayment fees on the early repayment of long-term debt and amortization of deferred debt issue costs using the effective interest rate method, offset by any finance income which is comprised of interest income on funds invested and is recognized as it accrues in net income and comprehensive income, using the effective interest rate method.

Foreign currency gains and losses are reported on a net basis.

(p)	Income taxes

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

15

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3.	Significant accounting policies (continued)

(p)	Income taxes (continued)

The Company has provided for income taxes, including the impacts of tax legislation in various jurisdictions, in accordance with guidance issued by accounting regulatory bodies, the Canada Revenue Agency, the U.S. Internal Revenue Service, the Barbados Revenue Authority, the Mauritius Revenue Authority, as well as other state and local governments through the date of the issuance of these consolidated financial statements. Additional guidance and interpretations can be expected and such guidance, if any, could impact future results. While management continues to monitor these matters, the ultimate impact, if any, as a result of the application of any guidance issued in the future cannot be determined at this time.

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. The Company and its subsidiaries have open tax years, primarily from 2010 to 2019, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

(q)	Earnings per share

The Company presents basic earnings per share ("EPS") data for its common voting shares. Basic EPS is calculated by dividing the profit or loss attributable to common voting shareholders of the Company by the weighted average number of common voting shares outstanding during the period, adjusted for the Company's own shares held. Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercise were used to acquire common shares at the average market price during the reporting periods.

(r)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. Identified assets acquired and liabilities and contingent liabilities assumed are measured initially at fair values at the date of acquisition. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of net income and comprehensive income. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of the acquisition.

16

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

3.   Significant accounting policies (continued)

(s)	New standard not yet adopted

Amendments to IFRS 3 - definition of a business:

In October 2018, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 3 Business Combinations, that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The Company does not expect the amendments to have a significant impact on the consolidated financial statements upon adoption.

4.    New standards and interpretations

IFRS 16, Leases ("IFRS 16")

Effective January 1, 2019, the Company has adopted IFRS 16 using the modified retrospective approach, recognizing a right of use asset equal to the lease liability at the date of initial application, and prior periods were not restated. IFRS 16 which requires lessees to recognize assets and liabilities for most leases, with exemptions available for leases with a term that is twelve months or less, or where the underlying asset is of a low value.

Unless exempted, as noted above, upon inception of a lease, lessees will be required to recognize a right-of use (“ROU”) asset, representing the Company’s right to use the underlying asset and a lease liability representing its obligation for lease payments due to the lessor. ROU assets and the corresponding liability are initially measured at the present value of non-cancellable payments, including those made in accordance with an option period when the Company expects to exercise an option period to extend or not terminate a lease.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”), a related party as described in note 17(b), to lease office space at a rate of $170 per annum for three years ending October 31, 2017, with an 18-month renewal period available. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212 per annum until October 31, 2019 with an 18-month renewal period available. The leased area covered under the lease was again increased, effective November 1, 2018 at a rate of $306 per annum until the end of the term of the lease. The discount rate used by the Company in calculating the lease obligation relating to the ROU asset is five percent.

The impact of the adoption of IFRS 16 on the Company’s statement of financial position at January 1, 2019 is as follows:

	December 31, 2018	Impact of transition to IFRS 16	January 1, 2019
Assets
Property and equipment	$316	$677	$993

Current liabilities
Lease obligation	$—	$300	$300

Non-current liabilities
Lease obligation	$—	$377	$377
	$316	$—	$316

17

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

4.   New standards and interpretations (continued)

IFRS 16, Leases ("IFRS 16") (continued)

The impact of the adoption of the Company’s operating lease commitments to the lease obligations recognized as a result of the adoption of IFRS 16 is as follows:

Operating lease commitments, including renewal options, as at December 31, 2018	$715
Adjustment of lease commitments to present value of lease liability	(38)
Lease obligation as at January 1, 2019	$677

Effective November 1, 2019, the Company modified and extended its sub-lease with GVI to lease a reduced amount of office space at a rate of $238 per annum for three years ending October 31, 2022 with an 18-month renewal period available. This resulted in an increase to the ROU asset of $685. As at December 31, 2019, the lease obligation of the statement of financial position totaled $1,089 with $240 recorded as the current portion of the lease obligation.

5.   Discontinued operations

On October 2, 2017, the Company sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s-length, pharmaceutical company (the “Buyer”). The Company acquired Apicore in a series of transactions occurring between July 3, 2014 and July 12, 2017.

Under the Apicore Sale Transaction, the Company received a payment of US$57,623 (CDN - $72,058) upon the closing of the transaction. Additional working capital and deferred payments of US$52,887 (CDN - $65,235) were received subsequent to December 31, 2017 as part of the Apicore Sales Transaction and were recorded as consideration receivable as at December 31, 2017. Additionally, a contingent payment in the form of an earn-out based on the achievement of certain financial results by Apicore for the year ended December 31, 2017 could have been received, however the financial results specified under the Apicore Sales Transaction were not achieved. As a result, no amount has been recorded in the consolidated financial statements pertaining to this potential earn-out payment. Additionally, under the Apicore Sale Transaction, the Buyer held an option to acquire Apicore’s Indian operations for a fixed price until December 31, 2017. This option lapsed without exercise and the Company sold Apicore’s Indian operations, to a company owned by the former President and Chief Executive Officer of Apicore Inc. in January of 2018 with the net assets held for sale being released from accounts payable and accrued liabilities at that time.

Set out below is the financial performance for years ended December 31, 2019, 2018 and 2017 relating to the Apicore business:

Year ended December 31	2019	2018	2017
Revenue	$—	$—	$22,759
Expenses	—	—	(47,936)
Loss from discontinued operations	$—	$—	$(25,177)
Income tax recovery	—	—	1,847
Loss after income tax recovery	$—	$—	(23,330)
Gain on disposition of the Apicore business	—	—	55,254
Income from discontinued operations	$—	$—	$31,924

18

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

5.   Discontinued operations (continued)

As previously described, the Company retained ownership in Apicore’s Indian operations until the lapse of the Buyer Option and during January of 2018, Apicore’s Indian operations were sold to a company owned by the former President and Chief Executive Officer of Apicore Inc.

Immediately before the classification as discontinued operations, the recoverable amount was estimated for certain items and no impairment loss was identified. As at December 31, 2017, a write-down of $1,791 was recognized to reduce the carrying amount of the assets in the disposal group to their fair value less costs to sell, which totaled $7,077. This impairment was recognized in discontinued operations in the statements net income and comprehensive income for the year ended December 31, 2017.

Set out below is the cash flow information for the years ended December 31, 2019, 2018 and 2017 relating to the Apicore business:

Year ended December 31	2019	2018	2017
Net cash flows from operating activities	$—	$—	$5,210
Net cash flows from investing activities	—	—	54,326
Net cash flows used in financing activities	—	—	(80,944)
Net cash flows used in discontinued operations	$—	$—	$(21,408)

6. Accounts receivable

As at December 31	2019	2018
Trade accounts receivable	$10,136	$9,678
Other accounts receivable	80	1,087
	$10,216	$10,765

As at December 31, 2019, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 96% in aggregate (Customer A - 41%, Customer B - 28%, Customer C - 27%).

As at December 31, 2018, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 91% in aggregate (Customer A - 47%, Customer B - 22%, Customer C - 22%).

7. Inventories

As at December 31	2019	2018
Finished product available-for-sale	$5,273	$2,937
Unfinished product and packaging materials	1,055	1,302
	$6,328	$4,239

Inventories expensed as part of cost of goods sold during the year ended December 31, 2019 amounted to $3,585 (2018 - $3,862; 2017 - $3,079). During the year ended December 31, 2019, the Company wrote-off inventory of $1,983 (2018 - $95; 2017 - $385) that had expired or was otherwise unusable through cost of goods sold on the statement of (loss) income and comprehensive (loss) income.

19

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

8.   Property, plant and equipment

Cost	Computer and office equipment	Leasehold improvements	ReDSTM Demonstration units	Right of use assets	Total
At December 31, 2017	$428	$156	$—	$—	$584
Additions	186	12	—	—	198
Effect of movements in exchange rates	12	—	—	—	12
Dispositions	(156)	—	—	—	(156)
At December 31, 2018	$470	$168	$—	$—	$638
Impact of adoption of IFRS 16 (Note 4)	—	—	—	677	677
Additions	50	2	134	685	871
Impairment	—	—	(130)	—	(130)
Effect of movements in exchange rates	—	—	(4)	—	(4)
At December 31, 2019	$520	$170	$—	$1,362	$2,052

Accumulated amortization and impairment losses	Computer and office equipment	Leasehold improvements	ReDSTM Demonstration units	Right of use assets	Total
At December 31, 2017	$281	$82	$—	$—	$363
Amortization	75	28	—	—	103
Effect of movements in exchange rates	12	—	—	—	12
Dispositions	(156)	—	—	—	(156)
At December 31, 2018	$212	$110	$—	$—	$322
Amortization	111	60	37	277	485
Impairment	—	—	(35)	—	(35)
Effect of movements in exchange rates	—	—	(2)	—	(2)
At December 31, 2019	$323	$170	$—	$277	$770

Carrying amounts	Computer and office equipment	Leasehold improvements	ReDSTM Demonstration units	Right of use assets	Total
At December 31, 2018	$258	$58	$—	$—	$316
At December 31, 2019	$197	$—	$—	$1,085	$1,282

During the year ended December 31, 2019, amortization of property, plant and equipment totaling $485 (2018 - $103; 2017 - $98) is included within general and administrative expenses on the consolidated statements of net (loss) income and comprehensive (loss) income. For the year ended December 31, 2017, amortization of property, plant and equipment totaling $1,075 is recorded within discontinued operations.

During the year ended December 31, 2019, an impairment of property, plant and equipment totaling $95 is included within general and administrative expenses on the consolidated statements of net (loss) income and comprehensive (loss) income pertaining to an impairment of ReDSTM demonstration units in connection with the impairment of the ReDSTM license as described in note 9.

20

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

9.   Intangible assets

Cost	Licenses	Patents and Drug Approvals	Trademarks	Customer list	Total
At December 31, 2017	$1,756	$14,239	$4,014	$708	$20,717
Effect of movements in exchange rates	154	1,245	351	62	1,812
At December 31, 2018	$1,910	$15,484	$4,365	$770	$22,529
Additions (note 11)	7,038	8,930	—	—	15,968
Impairment	(6,959)	—	—	—	(6,959)
Transfers within intangible assets	(1,854)	1,457	—	—	(397)
Effect of movements in exchange rates	(135)	(942)	(209)	(37)	(1,323)
At December 31, 2019	$—	$24,929	$4,156	$733	$29,818

Accumulated amortization and impairment losses	Licenses	Patents and Drug Approvals	Trademarks	Customer list	Total
At December 31, 2017	$—	$14,239	$4,014	$708	$18,961
Amortization	196	—	—	—	196
Effect of movements in exchange rates	9	1,245	351	62	1,667
At December 31, 2018	$205	$15,484	$4,365	$770	$20,824
Amortization	841	597	—	—	1,438
Impairment	(638)	—	—	—	(638)
Transfers within intangible assets	(397)	—	—	—	(397)
Effect of movements in exchange rates	(11)	(751)	(209)	(37)	(1,008)
At December 31, 2019	$—	$15,330	$4,156	$733	$20,219

Carrying amounts	Licenses	Patents and Drug Approvals	Trademarks	Customer list	Total
At December 31, 2018	$1,705	$—	$—	$—	$1,705
At December 31, 2019	$—	$9,599	$—	$—	$9,599

On September 30, 2019 the Company acquired ownership of ZYPITAMAGTM for the U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5,000 (CDN $6,622) and U.S. $2,000 (CDN $2,649) in deferred payments to be paid in equal instalments annually over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition the Company obtained full control of marketing and pricing negotiation for ZYPITAMAGTM. Upon completion of the acquisition $8,930 was recorded within patents and drug approvals relating to the upfront and deferred payments and $1,457 was transferred from licenses to patents and drug approvals pertaining to the cost of the previously acquired license over ZYPITAMAGTM. The fair value of the deferred payments of $649 and $1,655 is recorded on the statement of financial position within current portion of acquisition payable and acquisition payable, respectively. The initial amortization period pertaining to the ZYPITAMAGTM intangible assets was 4.3 years with the remaining amortization period being 4.1 years as at December 31, 2019.

As at December 31, 2018, the Company had recorded $546 within accounts payable and accrued liabilities relating to the current portion of license fees payable relating to the ZYPITAMAGTM license acquired during the year ended December 31, 2017. This balance was paid during the year ended December 31, 2019.

21

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

9.   Intangible assets

The Company has considered indicators of impairment as at December 31, 2019 and 2018. The Company recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321 as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. The Company did not record any write-down of intangible assets during the year ended December 31, 2018. The Company recorded a write-down of intangible assets during the year ended December 31, 2017 totaling $636 pertaining to a licence acquired during the year which was under litigation as described in note 16(d). As at December 31, 2019, intangible assets pertaining to AGGRASTAT® intangible were fully amortized.

With respect to the intangible asset related to ZYPITAMAGTM, management calculated its fair value less costs to sell using a discounted cash flow model (Level 3 in the fair value hierarchy) based upon financial forecasts prepared by management using a discount rate of 13.25%, a cumulative aggregate growth rate of 300% over four years and a nominal terminal value. The Company has concluded that there was no impairment as a result of the analysis for the year ended December 31, 2019 as the recoverable amount exceeded the carrying amount by approximately $1,600 at the high end of the reasonable range. However, the assessment identified that a reasonably possible change in the key assumption of the sales growth rate forecast results in the recoverable amount being less than the carrying value.  A seven percent reduction in the sales growth forecast per year would result in the carrying value of the intangible asset exceeding the reasonable range of the recoverable amount.

For the year ended December 31, 2019, amortization of intangible assets totaling $1,438 (2018 - $196) is recorded within cost of goods sold. For the years ended December 31 2017, there was no amortization of intangible recorded within net income from continuing operations. For the year ended December 31, 2017, amortization of the acquired intangible assets totaling $6,634 was recognized within loss from discontinued operations.

10. Holdback receivable

The holdback receivable of US$10 million, originated on October 2, 2017 as a part of the Apicore Sale Transaction described in note 5. The holdback receivable was initially recorded at its fair value of $11,941 and subsequently was measured at FVTPL. The other long-term liability was payable to the former President and Chief Executive Officer of Apicore upon receipt of the holdback receivable.

On February 13, 2019, the Company received notice from the Buyer in the Apicore Sales Transaction of potential claims against the holdback receivable in respect of representations and warranties under the Apicore Sales Transaction, with the maximum exposure of the claims being the total holdback receivable. The Company proceeded diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback receivable released. The Buyer did not make the required payments on the holdback receivable in February 2019 and April 2019.

In consideration of the uncertainty associated with the potential claims asserted by the Buyer, the Company reduced the carrying value of the holdback receivable by $1,473 on the consolidated statement of financial position as at December 31, 2018.

On December 5, 2019, the Company reached a settlement agreement with the Buyer in the Apicore Sales Transaction with respect to the amounts heldback under the Apicore Sales Transaction. A settlement agreement was reached under which the Company received US$5,100 (CDN$6,719) in relation to the holdback receivable. In connection with this settlement the amounts owing to former President and Chief Executive Officer of Apicore totaling US$880 (CDN$1,165) which were recorded within other long-term liabilities were settled by the Buyer. Immediately prior to the settlement, the Company reduced the carrying value on the statement of financial position of the holdback receivable by $3,623 to the net recoverable value from the negotiated settlement.

11. Investment in Sensible Medical

On January 24, 2019, the Company acquired a 9.36% equity interest (7.71% on a fully-diluted basis) in Sensible Medical Innovations Ltd. (“Sensible”), and concurrently entered into an exclusive marketing and distribution agreement with Sensible to market ReDSTM in the United States. The Company acquired the rights for US$10,000 (CDN$13,351) plus US$68 (CDN$91) in directly attributable costs.

22

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

11. Investment in Sensible Medical (continued)

On completion of the transaction, the Company recorded the initial fair value assigned to the investment in Sensible Medical at $6,337 with the remainder attributed to the rights associated with the distribution agreement accounted for within intangible assets and ReDS™ demonstration units which are recorded within property and equipment, $7,038 was recorded within intangible assets relating to the license acquired through the exclusive marketing and distribution agreement and $67 was recorded within property and equipment pertaining to ReDS™ demonstration devices acquired as part of the agreement.

The Company made an irrevocable election at initial recognition to recognize changes in the fair value of the investment in Sensible Medial through other comprehensive income (loss), as this is a strategic investment, and the Company considers this classification to be more relevant. As noted above, the initial fair value assigned to the investment upon initial recognition was $6,337. During the year ended December 31, 2019, the Company recorded other comprehensive loss of $6,336 associated with the change in fair value of the investment in Sensible Medical. This resulted in a carrying value as at December 31, 2019 of one dollar. The change in the fair value of the investment in Sensible Medical is as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers resulting in lower than expected amounts being paid to Sensible Medical under the exclusive marketing and distribution agreement.

The license was being amortized over the term of the license agreement which was equal to ten years. During the year ended December 31, 2019, amortization of $641 was recorded within cost of goods sold. The Company recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321.

The exclusive marketing and distribution agreement with Sensible included a period of co-exclusivity, whereby Sensible may sell, market, and distribute products directly to customers in select states of the United States using its own sales force. The Company is currently eligible to receive 20% of the revenue earned by Sensible from such sales during the co-exclusivity period, and may be eligible to receive up to 35% of the revenue earned by Sensible upon certain conditions being met. During the year ended December 31, 2019, the Company recorded revenue of $289 relating to the payments from Sensible from sales made by their sales force.

12. Royalty obligation

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timelines associated with commercialization of the product.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred, estimated to be $902, and subsequently measured at amortized cost using the effective interest rate method at each reporting date. This resulted in a carrying value as at December 31, 2019 of $2,048 (2018 - $3,531) of which $872 (2018 - $1,496) represents the current portion of the royalty obligation. The net change in the royalty obligation for the year ended December 31, 2019 of a recovery of $316 (2018 - expense of $355; 2017 - expense of $748) is recorded within finance (income) expense on the consolidated statements of net (loss) income and comprehensive (loss) income. Royalties for the year ended December 31, 2019 totaled $1,023 (2018 - $1,654; 2017 - $1,243) with payments made during the year ended December 31, 2019 of $1,355 (2018 - $1,539; 2017 - $1,829).

23

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

13. Capital Stock

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of Class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2017	15,782,327	$125,734
Shares issued upon exercise of stock options (13(c))	206,885	654
Shares repurchased and cancelled under a normal course issuer bid(1)	(441,400)	(3,501)
Balance, December 31, 2018	15,547,812	$122,887
Shares issued upon exercise of stock options (13(c))	8,001	37
Shares repurchased and cancelled under a normal course issuer bid(1)	(751,800)	(5,955)
Shares repurchased and cancelled under a substantial issuer bid(2)	(4,000,000)	(31,605)
Balance, December 31, 2019	10,804,013	$85,364
(1)	On May 16, 2018, the Company announced that the TSX-V accepted the Company's notice of its intention to make a normal course issuer bid (the "2018 NCIB"). Under the terms of the 2018 NCIB, the Company could have acquired up to an aggregate of 794,088 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2018 NCIB was in place. The 2018 NCIB commenced on May 28, 2018 and ended on May 27, 2019. During the twelve months of the 2018 NCIB, the Company purchased and cancelled 771,900 common shares for a total cost of $5,085. The prices that the Company paid for the common shares purchased was the market price of the shares at the time of purchase.

On May 30, 2019, the Company announced that the TSX-V accepted the Company's notice of intention to make an additional normal course issuer bid (the "2019 NCIB"). Under the terms of the 2019 NCIB, the Company may acquire up to an aggregate of 761,141 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2019 NCIB is in place. The 2019 NCIB commenced on May 30, 2019 and will end on May 29, 2020, or on such earlier date as the Company may complete its maximum purchases allowed under the 2019 NCIB. From the commencement of the 2019 NCIB, the Company purchased and cancelled 421,300 common shares for a total cost of $2,081. The prices that the Company paid or will pay for common shares purchased was or will be the market price of the shares at the time of purchase.

During the year ended December 31, 2019, the Company repurchased and cancelled 751,800 (2018 - 441,400), common shares as a result of the 2018 NCIB and 2019 NCIB. The aggregate price paid for these common shares totaled $4,145 (2018 - $3,021). During the year ended December 31, 2019 the Company recorded $1,810 (2018 - $480) directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $5,955 (2018 - $3,501).

(2)	On December 20, 2019, the Company completed a Substantial Issuer Bid (“SIB”) pursuant to which the Company purchased 4,000,000 of its common shares for cancellation at a set purchase price of $6.50 per common share for a total purchase price of $26,000 in cash. The Company incurred an additional $139 on transaction costs related to the SIB for a total aggregate purchase price paid of $26,139. During the year ended December 31, 2019, the Company recorded $5,466 directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $31,605.

24

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

13. Capital Stock (continued)

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years and vest within a five-year period from the date of grant.

Changes in the number of options outstanding during the year ended December 31, 2019 is as follows:

Year ended December 31, 2019	Options	Weighted average exercise price
Balance, beginning of period	1,394,642	$3.91
Granted	262,000	4.95
Exercised	(8,001)	(2.45)
Forfeited, cancelled or expired	(220,233)	(6.75)
Balance, end of period	1,428,408	$3.67
Options exercisable, end of period	1,059,308	$2.88

Changes in the number of options outstanding during the years ended December 31, 2018 and 2017 are as follows:

Year ended December 31	2018		2017
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,602,127	$3.58	1,387,000	$2.37
Granted	200,000	7.25	476,000	7.20
Exercised	(206,885)	(1.76)	(207,950)	(2.50)
Forfeited, cancelled or expired	(200,600)	(6.85)	(52,923)	(8.58)
Balance, end of period	1,394,642	$3.91	1,602,127	$3.58
Options exercisable, end of period	1,044,892	$2.80	1,231,127	$2.50

Options outstanding at December 31, 2019 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	185,000	3.35 years	$0.30	185,000
$1.01 - $3.00	539,433	2.30 years	$1.59	539,433
$3.01 - $4.00	29,000	0.90 years	$3.90	29,000
$4.01 - $5.00	262,000	4.49 years	$4.95	52,400
$5.01 - $7.30	412,975	2.76 years	$7.08	253,475
$0.30 - $7.30	1,428,408	2.94 years	$3.67	1,059,308

25

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

13. Capital Stock (continued)

(c)	Stock option plan (continued)

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the year ended December 31, 2019 is $417 (2018 - $1,022; 2017 - $491). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The compensation expense for the years ended December 31, 2019, 2018, and 2017 was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model:

Years ended December 31:	2019	2018	2017
Expected option life	4.4 years	4.4 years	4.5 years
Risk free interest rate	1.40%	1.92%-2.04%	1.71%
Dividend yield	nil	nil	nil
Expected volatility	47.10%	85.14%-93.72%	80.44%

Additionally, prior to its disposal Apicore had a stock option plan and at the December 1, 2016 acquisition date, there were 897,500 options to purchase Class E common stock of Apicore Inc. outstanding. 497,500 options became fully vested on the change in control with the right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. The remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and fully vested during 2017. The value of the put option was initially recorded as a liability to repurchase Apicore Class E shares on the consolidated statements of financial position and the value of the remaining options was recorded as non-controlling interest within equity.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the Company of US$280. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of US$48 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of US$1,975 (CDN - $2,690) during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the consolidated statements of financial position was reduced.

On July 3, 2017, the remaining employee put options over 117,500 Class E shares, to be issued upon the exercise of stock options, of Apicore expired without being exercised by the employees and the value of these options, totaling $615, was reclassified as a non-controlling interest. As a result, there remained 517,500 stock options in Apicore Inc. outstanding prior to the sale transaction which occurred on October 2, 2017.

During the year ended December 31, 2017, the Company recorded $132 of stock-based compensation expense within the loss from discontinued operations on the consolidated statements of net income and comprehensive income relating to stock options in Apicore.

(d)	Warrants

On November 17, 2016 in connection with a term loan entered into to fund an acquisition, the Company issued 900,000 warrants to the lenders, exercisable for a 48-month period following the issuance of the loan at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,066 net of its pro-rata share of financing costs of $117 and were recorded in equity with a corresponding balance recorded as deferred financing costs which is netted against the associated long-term debt on the consolidated statements of financial position as at December 31, 2017.

26

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

13. Capital Stock (continued)

(d)	Warrants (continued)

Changes in the number of Canadian dollar denominated warrants outstanding during the years ended December 31, 2019, 2018, and 2017 are as follows:

Years ended December 31	2019		2018		2017
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
Balance, beginning of period	900,000	$6.50	900,000	$6.50	941,969	$6.31
Exercised	—	—	—	—	(41,969)	(2.20)
Balance, end of period	900,000	$6.50	900,000	$6.50	900,000	$6.50
Warrants exercisable, end of period	900,000	$6.50	900,000	$6.50	900,000	$6.50

(e)	Per share amounts

The following table reflects the calculation of basic (loss) earnings per share for the years ended December 31, 2019, 2018 and 2017:

Year ended December 31	2019	2018	2017
Net (loss) earnings before discontinued operations	$(1.32)	$0.25	$0.74
Earnings from discontinued operations, net of tax	—	—	2.04
	$(1.32)	$0.25	$2.78

The following table reflects the calculation of diluted (loss) earnings per share for the years ended December 31, 2019, 2018 and 2017:

Year ended December 31	2019	2018	2017
Net (loss) earnings before discontinued operations	$(1.32)	$0.24	$0.63
Earnings from discontinued operations, net of tax	—	—	1.76
	$(1.32)	$0.24	$2.39

The following table reflects the (loss) income used in the basic (loss) earnings per share computations for the years ended December 31, 2019, 2018 and 2017:

Year ended December 31	2019	2018	2017
Net (loss) earnings before discontinued operations	$(19,786)	$3,926	$11,497
Earnings from discontinued operations, net of tax	—	—	31,924
	$(19,786)	$3,926	$43,421

27

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

13. Capital Stock (continued)

(e)	Per share amounts (continued)

The following table reflects the share data used in the denominator of the basic and diluted (loss) earnings per share computations for the years ended December 31, 2019, 2018 and 2017:

Year ended December 31	2019	2018	2017
Weighted average shares outstanding for basic (loss) earnings per share	14,998,540	15,791,396	15,636,853
Effects of dilution from:
Stock options	—	772,267	1,601,227
Warrants	—	—	900,000
Weighted average shares outstanding for diluted (loss) earnings per share	14,998,540	16,563,663	18,138,080

Effects of dilution from 1,428,408 stock options (2018 - 622,375, 2017 - 900) and 900,000 warrants (2018 - 900,000, 2017 - nil) were excluded in the calculation of weighted average shares outstanding for diluted (loss) earnings per share before discontinued operations for the year ended December 31, 2019 as they are anti-dilutive.

14. Income taxes

The Company recognized current income tax expense of $22 for the year ended December 31, 2019 (2018 - expense of $678; 2017 - recovery of $9,393) and a deferred income tax expense of $123 for the year ended December 31, 2019 (2018 - $219, 2017 - $333).

As at December 31, 2019 and 2018, deferred tax assets and liabilities have been recognized with respect to the following items:

As at December 31	2019	2018
Deferred tax assets
Non-capital loss carryforwards	$—	$127
Total deferred tax assets	$—	$127

As at December 31, 2019 and 2018, Canadian deferred tax assets have not been recognized with respect to the following table. The scientific research and experimental development deferred tax assets expire between 2025 and 2028.

As at December 31	2019	2018
Deferred tax assets
Scientific research and experimental development	$2,640	$3,237
Investment in Sensible	855	—
Holdback receivable	688	199
Other	1,781	159
Non-capital losses	207	—
Total deferred tax assets	$6,171	$3,595

28

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

14. Income taxes (continued)

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income before discontinued operations for the years ended December 31, 2019, 2018 and 2017 to the income tax expense is as follows:

Year ended December 31	2019	2018	2017
(Loss) Income for the year
Canadian	$(7,013)	$3,440	$(2,178)
Foreign	(12,628)	1,383	4,615
	$(19,641)	$4,823	$2,437

Year ended December 31	2019	2018	2017
Canadian federal and provincial income taxes at 27% (2018 - 27%; 2017 - 27%)	$5,303	$(1,302)	$(658)
Permanent differences and other items	(330)	26	(335)
Foreign tax rate in foreign jurisdictions	(1,308)	85	656
Change in unrecognized deferred tax assets	(3,810)	294	9,397
	$(145)	$(897)	$9,060

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.50%), Mauritius (15.00%), Ireland (12.50%) and the United States (21.00%) that is applicable to income or losses incurred by the Company's subsidiaries.

At December 31, 2019, the Company has the following United States losses available for application in future years:

2039	$243
$243

At December 31, 2019, the Company has the following Barbados losses available for application in future years:

2020	$1,210
2021	1,275
2022	3,752
$6,237

29

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

15. Finance income (expense)

During the years ended December 31, 2019, 2018 and 2017 the Company earned finance income (incurred finance expense) as follows:

Year ended December 31	2019	2018	2017
Interest income	$886	$1,115	$47
Accretion of royalty obligation	316	(355)	(748)
Accretion of acquisition payable	(41)	-	-
Bank charges and other interest	(24)	(25)	(30)
Finance expense from lease obligation	(22)	-	-
Accretion on holdback receivable	-	326	-
Interest on MIOP loan	-	-	(106)
	$1,115	$1,061	$(837)

During the years ended December 31, 2019, 2018 and 2017, the Company received (paid) finance income (expense) as follows:

Year ended December 31	2019	2018	2017
Interest received	$1,731	$279	$47
Other interest, net and banking fees	(46)	(24)	(31)
Interest paid on MIOP loan	-	-	(89)
	$1,685	$255	$(73)

16. Commitments and contingencies

(a)	Commitments

As at December 31, 2019, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2020	$3,043
2021	1,243
2022	1,243
2023	195
2024	195
$5,919

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling US$218 annually (based on current pricing) until 2022 and €525 annually (based on current pricing) until 2022.

Effective January 1, 2019, the Company renewed its business and administration services agreement with GVI, as described in note 17(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

30

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

16. Commitments and contingencies (continued)

(a)	Commitments (continued)

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100, with an additional US$400 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The US$400 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® described in note 16(d) and is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

On December 14, 2017 the Company acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company had entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor. No amounts are due and/or payable pertaining to profit sharing on this product and the profit-sharing arrangement was eliminated with the Company’s acquisition of ZYPITAMAGTM on September 30, 2019 as described in note 9.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

(c)	Royalties

As a part of the Birmingham debt settlement described in note 12, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2019 totaled $1,023 (2018 - $1,654; 2017 - $1,243) with payments made during the year ended December 31, 2019 of $1,355 (2018 - $1,539; 2017 - $1,829).

Beginning with the acquisition of ZYPITAMAGTM (note 9), completed on September 30, 2019, the Company is obligated to pay royalties on any commercial net sales of ZYPITAMAGTM to Zydus subsequent to the acquisition date. During the three months ended December 31, 2019, the Company accrued $2 in royalties in regards to ZYPITAMAGTM which is recorded within cost of goods sold on the statement of net (loss) income and comprehensive (loss) income and within accounts payable and accrued liabilities on the statement of financial position as at December 31, 2019.

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

31

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

16. Commitments and contingencies (continued)

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against the licensor. The claim disputed the rights granted by the licensor to the Company with respect to PREXXARTAN®. The claim against the Company has since been withdrawn, however the dispute between the licensor and the third-party manufacturer continues.

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay €300 over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net (loss) income and comprehensive (loss) income pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP, a generic intravenous cardiovascular product and the product became available commercially during the third quarter of 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

17. Related party transactions

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer and Chief Financial Officer are key management personnel for all periods. Beginning on July 1, 2019, the Company appointed a new President and Chief Operating Officer who was considered key management personnel beginning with this appointment. The then existing President retains the title of Chief Executive Officer and remains included in key management personnel for all periods. The Vice-President, Commercial Operations was considered key management personnel until the conclusion of his employment in September 2017 and for the 2018 and 2019 periods, a new Vice-President, Commercial Operations was hired effective January 8, 2018 and is included in key management personnel from the effective date of his hire until the conclusion of his employment on June 30, 2019.

Beginning in December 2016 and ending of October 2, 2017, the President and Chief Executive Officer of Apicore, was considered key management personnel. The compensation pertaining to the President and Chief Executive Officer of Apicore has been included in the income from discontinued operations in the consolidated statements of net income and comprehensive income for the year ended December 31, 2017 and his compensation has been excluded from the table below. Included in the table below is $750,000 relating to transaction bonuses paid to key management personnel which is included within the income from discontinued operations for the year ended December 31, 2017 on the consolidated statement net income and comprehensive income.

32

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

17. Related party transactions (continued)

(a)	Key management personnel compensation (continued)

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

Year ended December 31	2019	2018	2017
Salaries, fees and short-term benefits	$781	$770	$1,463
Share-based payments	208	669	139
	$989	$1,439	$1,602

As at December 31, 2019, the Company did not have any amounts (2018 - $5) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.

(b)	Transactions with related parties

Directors and key management personnel control 23% of the voting shares of the Company as at December 31, 2019 (2018 - 17%).

During the year ended December 31, 2019 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85 (2018 - $85; 2017 - $85) for business administration services, $295 (2018 - $228; 2017 - $212) in rental costs and $47 (2018 - $47; 2017 - $44) for information technology support services. As described in note 16(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2019, the Company paid GVI CDS $406 (2018 - $858; 2017 - $716) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer. During the year ended December 31, 2019, the Company paid CanAm $133 (2018 - $393; 2017 - $458) for research and development services.

Beginning with the acquisition of Apicore (the “Acquisition”) on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to Dap Dhaduk totaling $263 for the year ended December 31, 2017.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company purchased inventory from Aktinos Pharmaceuticals Private Limited and Aktinos HealthCare Private Limited (together, “Aktinos”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Aktinos $1,599 for purchases of inventory, which were included in assets of the Apicore business sold (note 5) in connection with the Apicore Sales Transaction.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to Omgene totaling $26 for the year ended December 31, 2017.

33

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

17. Related party transactions (continued)

(b)	Transactions with related parties (continued)

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC (“4C Pharma”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to 4C Pharma totaling $6 for the year ended December 31, 2017.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2019, included in accounts payable and accrued liabilities is $95 (2018 - $17) payable to GVI, $56 (2018 - $134) payable to GVI CDS, and no amounts (2018 - $40) payable to CanAm. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300 annually, increasing to $315 annually, effective January 1, 2017 and increasing to $331 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. There were not any amounts payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement as at December 31, 2019 or 2018. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer of the Company, for a one-year term, at a rate of $155 annually. The agreement could have been terminated by either party, at any time, upon 30 days written notice. Any amounts payable to JFK Enterprises Ltd. were unsecured, payable on demand and non-interest bearing. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer.

18. Expenses by nature

Expenses incurred for the years ended December 31, 2019, 2018 and 2017 from continuing operations are as follows:

Year ended December 31	2019	2018	2017
Personnel expenses
Salaries, fees and short-term benefits	$6,394	$7,696	$5,904
Share-based payments	417	1,022	491
	6,811	8,718	6,395
Depreciation, amortization and impairment	2,017	299	98
Research and development	2,887	5,306	3,539
Manufacturing	752	765	955
Inventory material costs	3,851	3,862	3,079
Write-down of inventory	1,983	95	385
Medical affairs	718	1,026	1,108
Administration	821	1,505	1,725
Selling and logistics	6,997	8,019	5,395
Professional fees	1,578	740	802
	$28,415	$30,335	$23,481

34

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

19. Financial instruments

(a)	Financial assets and liabilities

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments as at December 31, 2019 and 2018:

As at December 31	2019		2018
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial assets measured at amortized cost
Cash and cash equivalents	$12,965	$12,965	$24,139	$24,139
Short-term investments	—	—	47,747	47,747
Accounts receivable	10,216	10,216	10,765	10,765
Investment in Sensible Medical	—	—	—	—
Holdback receivable	—	—	11,909	11,909

Financial liabilities
Financial liabilities measured at amortized cost:
Accounts payable and accrued liabilities	$9,384	$9,384	$14,377	$14,377
Current portion of royalty obligation	872	872	1,496	1,496
Current portion of acquisition payable	649	649	—	—
Current portion of lease obligation	240	240	—	—
Royalty obligation	1,176	1,176	2,035	2,035
Acquisition payable	1,655	1,655	—	—
Lease obligation	849	849	—	—
Other long-term liability	—	—	1,201	1,201

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation, and acquisition payable are carried at amortized cost. The holdback receivable was carried at FVTPL and the other long-term liability was carried at amortized cost.

The investment in Sensible Medical is carried at FVOCI. During the year ended December 31, 2019, the Company recorded other comprehensive loss of $6,336 associated with the change in fair value of the investment in Sensible Medical. This resulted in a carrying value as at December 31, 2019 of one dollar.

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
•	Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

35

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

19. Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2019 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Investment in Sensible Medical	$—	$—	$—

Financial liabilities
Current portion of royalty obligation	$—	$—	$872
Current portion of acquisition payable	—	—	649
Royalty obligation	—	—	1,176
Acquisition payable	—	—	1,655

The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2018 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Holdback receivable	$—	$—	$11,909

Financial liabilities
Accounts payable and accrued liabilities	$—	$—	$546
Current portion of royalty obligation	—	—	1,496
Royalty obligation	—	—	2,035
Other long-term liability	—	—	1,201

Included in accounts payable and accrued liabilities as at December 31, 2018 is the current portion of the license fee payable of $546.

Investment in Sensible Medical: The investment in Sensible Medical requires determining the most appropriate valuation model and determining the most appropriate inputs to the valuation model, including publicly traded companies similar to Sensible Medical to use as a proxy in the valuation model, a discount rate for lack of marketability of the investment and estimated costs to dispose of the investment.

Royalty obligation: The royalty obligation requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded as at December 31, 2019 would change by approximately $257 (2018 - $211). If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by 1%, the royalty obligation liability recorded as at December 31, 2019 would change by approximately $15 (2018 - $22).

Acquisition payable: The acquisition payable requires determining an appropriate discount rate and making assumptions about it. If the discount rate used in calculating the fair value of the acquisition payable of 10% were to change by 1%, the acquisition payable recorded as at December 31, 2019 would change by approximately $28.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2019, 2018 and 2017 there were no transfers between Level 1 and Level 2 fair value measurements.

36

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

19. Financial instruments (continued)

(b)	Risks arising from financial instruments and risk management

The Company's activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk

(a) Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued liabilities, income taxes payable, royalty obligation and acquisition payable. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

As at December 31 (Expressed in U.S. Dollars)	2019	2018
Cash	$9,518	$17,428
Short-term investments	—	35,000
Accounts receivable	7,817	7,725
Holdback receivable	—	8,730
Other assets	30	—
Accounts payable and accrued liabilities	(6,714)	(9,903)
Income taxes payable	(398)	(776)
Current portion of royalty obligation	(671)	(1,096)
Current portion of acquisition payable	(500)	—
Royalty obligation	(906)	(1,492)
Acquisition payable	(1,275)	—
Other long-term liability	—	(880)
	$6,901	$54,736

Based on the above net exposures as at December 31, 2019, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $448 (2018 - $3,700).

The Company is also exposed to currency risk on the Euro, however management estimates such risk relating to an appreciation or deterioration of the Canadian dollar against the Euro would have limited impact on the operations of the Company.

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Based on the Company’s exposures as at December 31, 2019, as a result of the balance of cash and cash equivalents held by the Company, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $130 (2018 - $720).

37

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

19. Financial instruments (continued)

(b)	Risks arising from financial instruments and risk management (continued)

(ii)	Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as 96% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2019, none of the outstanding accounts receivable were outside of the normal payment terms and the Company did not record any bad debt expenses (2018 - nil; 2017 - nil). As at December 31, 2019 and 2018, the expected credit lifetime credit losses for accounts receivable aged as current were nominal amounts.

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure that it will have sufficient liquidity to meet its liabilities and commitments when due and to fund future operations.

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period.

(c)	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, long-term debt, capital stock, stock options, warrants and contributed surplus. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At the current stage of the Company's development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2019.

38

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

20. Determination of fair values

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(b)	Investment in Sensible Medical

The investment in Sensible Medical is the fair value associated with the Company’s equity investment in Sensible Medical and is classified as FVOCI. The change in the Investment in Sensible Medical is recorded through other comprehensive (loss) income in the consolidated statement of net (loss) income and comprehensive (loss) income. The investment in Sensible Medical was recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this asset requires determining the most appropriate valuation model and determining the most appropriate inputs to the valuation model, including publicly traded companies similar to Sensible Medical to use as a proxy in the valuation model, a discount rate for lack of marketability of the investment and estimated costs to dispose of the investment.

(c)	Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(d)	Royalty obligation

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(e)	Acquisition payable

The acquisition payable is recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining an appropriate discount rate and making assumptions about it.

(f)	Holdback receivable

The holdback receivable was recorded at its fair value at the date of acquisition and subsequently measured at fair value at each reporting date. Estimating fair value for this asset required determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also required determining expected cash flows from this receivable including potential claims from the Buyer in the Apicore Sale Transaction (Note 10) and an appropriate discount rate and making assumptions about them.

39

Notes to the Consolidated Financial Statements (expressed in thousands of Canadian dollars, except per share amounts)

21. Segmented information

Prior to October 2, 2017, the operations of the Company were classified into two industry segments: the marking and distribution of commercial products (AGGRASTAT®) and the manufacturing and distribution of API, which was classified as held for sale and discontinued operations in 2017 (note 5). No operating segments were aggregated to form these reportable operating segments. Since the sale of API on October 2, 2017, the Company operates under one segment.

Revenue generated from external customers from the marketing and distribution of commercial products for the years ended December 31, 2019, 2018 and 2017 was 100% from sales to customers in the United States.

During the year ended December 31, 2019, 100% of total revenue was generated from thirteen customers. Customer A accounted for 38%, Customer B accounted for 28%, Customer C accounted for 28% and the remaining ten customers accounted for approximately 6% of revenue.

During the year ended December 31, 2018, 100% of total revenue was generated from eight customers. Customer A accounted for 33%, Customer B accounted for 28%, Customer C accounted for 33% and Customer D accounted for 6% and the remaining five customers accounted for less than 1% of revenue.

During the year ended December 31, 2017, 100% of total revenue was generated from nine customers. Customer A accounted for 33%, Customer B accounted for 30%, Customer C accounted for 30% and Customer D accounted for 6% and the remaining five customers accounted for less than 1% of revenue.

Property, plant and equipment and intangible assets are located in the following countries:

As at December 31	2019	2018
Canada	$1,282	$316
Barbados	9,599	1,705
	$10,881	$2,021

22. Subsequent events

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the liquidity, financial results and condition of the Company and its operating subsidiaries in future periods.

40